

April 25, 2012

Via E-mail
Robert F.X. Sillerman
Executive Chairman
Function(X) Inc.
902 Broadway, 11th Floor
New York, New York 10010

> **Re: Function(X) Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 5, 2012**
> **File No. 333-174481**

Dear Mr. Sillerman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments in this letter relate to comments in our letter dated March 29, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 6 to Registration Statement on Form S-1 Filed April 5, 2012

Prospectus Summary, page 1

1.   On page 2 you use the specialized term Registered Active Users. Please concisely explain how you compute these users, explaining for example what you consider "active" use and how you conclude that the users are active. Disclose the nature of any significant uncertainties with respect to your estimates of active users, such as double counting of users. Please avoid the use of the acronym "RAU" in your filing and instead employ a readily understandable phrase you describe when first used.

Risk Factors, page 6

2.   Please consider adding a risk factor to clarify whether your usage and registered active users figures presented may be inflated due to multiple registrations on various media or members attempting to exploit your program to earn additional rewards. Also, please clarify the controls you have in place, if any, to ensure your members are operating within your terms of use.

3.   In light of the large commitment in funds in terms of the line of credit to TIPPT, Inc., please revise to provide one or more risk factors that discusses the risks inherent in TIPPT, Inc.'s efforts to develop its start-up business in a fiercely competitive field, its high structural costs due to the 100 Mile Group agreement, and the risk that a significant amount of your funds may be tied up in a start-up venture with an uncertain future. Your risk factor should discuss the uncertainty that the funds dispersed from the line of credit will be repaid and/or may restrict or prevent you from implementing your business plan if a significant amount of funds are designated for use by TIPPT.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 19

4.   With respect to the line of credit and the funds received to date from MJX, LLC, please revise to disclose Mr. Sillerman's relationships with MJX, LLC. Please also consider whether risk factor discussion of the related party loan is warranted, including conflict of interests, risks of dilution associated with the options issued and issuable to the lenders, any adverse effects on availaity of funding from other sources. To the extent some options have been issued as a consequence of the funds received from MJX, expand Item 15 of Part II accordingly.

5.   You disclose an anticipated increase in users of Viggle from 354,501 as of March 31, 2012 to 6,000,000 in the next 12 months and a similar increase for users of TIPPT, Inc.'s coupon business of 1,000,000 registered active users, as disclosed on page 20 and 21, without disclosing a reasonable basis or explaining the conditions, limitations and assumptions underlying those statements. Similarly, you project $45 million in revenues for the company's revenues and $4.6 million for TIPPT, Inc, but fail to provide a reasonable basis for those statements. In light of your limited operating history and apparent lack of contracts or other arrangements upon which you can base projections of future revenues, please explain why you believe such statements are appropriate and consistent with the requirements of Item 10(e) of Regulation S-K. Rather than providing detailed revenue and expense breakdowns of future business activities, please consider

focusing your discussion on you anticipated capital needs and how you expect to finance those needs, as well as the uncertainties and effects on your business plans, in the event you are not able to finance the needs you describe.

6.   It appears that significant capital resources were employed in the most recent quarter to fund the purchase and delivery of rewards your users earned. Please consider whether expansion of the liquidity and capital resources section is appropriate to discuss your need to finance anticipated increases in rewards that will be earned. It appears the effect of this demand on your resources, and any uncertainty as to the availability of funds needed for that purpose should be discussed. Also consider whether the apparent uncertainty relating to the availability of funds that are sufficient for this purpose may warrant risk factor presentation.

Our Business, page 25

7.   You express a belief that the NetJets fractional share acquired for the use of Mr. Sillerman will represent a cost savings over alternative arrangements, but you do not indicate the assumptions underlying your belief or that the achievement of anticipated cost savings is subject to uncertainty and cannot be assured.   Please revise.

8.   We note that Audible Magic Corporation has issued press releases indicating it has received a patent for automated content recognition service software that appears similar to your fingerprinting technology that is patent pending. Please consider whether the competition and intellectual property sections should be revised accordingly to discuss this possible competing product.

Form 10-Q for the Quarter Ended December 31, 2011

Note 5. Acquisitions

TIPPT Media Inc., page 13

9.   Provide us with your calculation of the non-controlling interest as of December 31, 2011 and tell us how the company "deemed such activity to be immaterial" such that no transactions were included in the December 31, 2011 financial statements. Also, please tell us the amounts that will be reflected in your March 31, 2012 financial statements.

10.   Tell us the useful life for the $4.6 million intangible asset acquired from TIPPT and revise to include such information in your registration statement.

        You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. If you have any other questions regarding these comments, please contact Edwin Kim, Staff Attorney, at (202) 551-3297. If you require further assistance, please contact me at (202) 551-3462.

                                            Sincerely,

                                            /s/ Mark P. Shuman

                                            Mark P. Shuman
                                            Legal Branch Chief

cc: Via E-mail
        Christopher S. Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP